

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 19, 2008

VIA US MAIL AND FAX (703) 434-8457

Michael T. Sicoli
Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

> **RE: RCN Corporation**
> **Form 10-K for the year ended December 31, 2007, as Amended**
> **Filed March 11, 2008**
> **File No. 1-16805**

Dear Mr. Sicoli:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Benjamin R. Preston
Senior Vice President, General Counsel
Via facsimile: (703) 434-8371